Sub-Item 77D
Policies with Respect to Securities Investments
Worldwide Portfolio
33-63212, 811-7736

New Policy (Effective May 16, 2011):
The Portfolio pursues its investment objective by investing primarily in equity securities, which include, but are not limited to, common stocks, preferred stocks, and depositary receipts of companies of any size located throughout the world. The Portfolio normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in U.S. and foreign debt securities.

The portfolio manager applies a "bottom up" approach in choosing investments. In other words, the portfolio manager looks at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio's investment policies.

The Portfolio may invest a significant portion of its assets in derivatives, which are instruments that have a value derived from an underlying asset, such as stocks, bonds, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Portfolio invests. The Portfolio intends to invest in derivative instruments (by taking long and/or short positions) including, but not limited to, put and call options, swaps, and forward currency contracts to increase or decrease the Portfolio's exposure to a particular market, to manage or adjust the risk profile of the Portfolio, and to earn income and enhance returns. The Portfolio may also invest in derivative instruments for other purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions).

Old Policy:
The Portfolio pursues its investment objective by investing primarily in common stocks of companies of any size located throughout the world. The Portfolio normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in foreign equity and debt securities.

The portfolio manager applies a "bottom up" approach in choosing investments. In other words, the portfolio manager looks at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio's investment policies.

The Portfolio may invest its assets in derivatives (by taking long and/or short positions). The Portfolio may use derivatives for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns.